SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common shares, $0.01 par value

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva

Senior Vice President, General Counsel and Secretary

Fairchild Semiconductor International, Inc.

82 Running Hill Road

South Portland, Maine 04106

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On May 6, 2009, the stockholders of Fairchild Semiconductor International, Inc. (the “Company” or “Fairchild”) approved the Company’s proposed stock option exchange program for employees other than the Company’s executive officers and directors (the “Stock Option Exchange Program”). In connection with the Stock Option Exchange Program, the Company is herewith filing an email to certain employees, dated May 12, 2009, from Mark Thompson, President and Chief Executive Officer of the Company, regarding the Stock Option Exchange Program.

The Stock Option Exchange Program described in this notice has not yet commenced. Fairchild will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

Option holders will be able to obtain the written materials described above and other documents filed by Fairchild with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by Fairchild with the SEC by visiting Fairchild’s investor relations website at http://investor.fairchildsemi.com and clicking on “SEC Filings.”

Item 12. Exhibits

Exhibit Number	Description

99.1	Email to certain employees, dated May 12, 2009, from Mark Thompson, President and Chief Executive Officer, regarding the Fairchild Stock Option Exchange Program.